

July 31, 2009

Mr. Steven P. Smart
Executive Vice President and Chief Financial Officer
Approach Resources Inc.
One Ridgmar Center, 6500 W. Freeway, Suite 800
Fort Worth, TX 76116

> **Re: Approach Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 13, 2009**
> **Schedule 14A**
> **Filed April 24, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 6, 2009**
> **File No. 001-33801**

Dear Mr. Smart:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business and Properties, page 1

Strategy, page 2

1.   We note in your disclosure that you state, "From 2004 through 2008, we drilled over 377 wells in our Ozona Northeast and Cinco Terry fields in West Texas, <u>making us the second most active driller</u> in the Canyon Sands in West Texas during that time period." [Emphasis added.] Please provide us with the underlying support for this assertion and, in future filings, please disclose any third party sources relied upon in making such assertions.

Oil and Gas Properties and Operations, page 4

Northeast British Columbia, page 4

Montney Tight Gas and Doig Shale, page 4

2.   In your disclosure you state, "We also recorded an impairment expense from a noncash write-off of $4.1 million, which represents our share of the drilling and completion costs related to our interest in the joint drilling project. We plan to continue to explore ways to recover our remaining carrying costs in this project…" Please tell us the amount of remaining investment in this joint drilling project, provide us with the details as to the ways you are considering to recover your remaining carrying costs, and tell us how you concluded that further impairment was not necessary at this time. In this regard, it may be helpful to provide us with your impairment analysis.

Northern New Mexico, page 4

El Vado East (Mancos Shale), page 4

3.   We note during 2008 that your leasehold prospect in Northern New Mexico was the subject of regulatory proceedings and delays, including a moratorium on all drilling on private lands, a proposed county drilling ordinance and potential state rulemaking. As a result, you eliminated capital allocations to this project for 2009. In light of these developments, please tell us whether you considered this situation to be an indicator of possible impairment of this prospect and, if so, how you concluded that no impairment had occurred. In this regard, it may be helpful to provide us with your impairment analysis. If you concluded that these circumstances were not an indicator of impairment, please tell us how you reached this conclusion.

Controls and Procedures, page 47

Internal Controls over Financial Reporting, page 48

4.   You state that there had been no change in your internal control over financial
        reporting that *occurred during the year ended December 31, 2008*. In future
        filings, please indicate whether any change in internal control over financial
        reporting occurred *during the last fiscal quarter*. See Item 308(c) of Regulation
        S-K for further guidance.

Note 1 – Summary of Significant Accounting Policies, page F-10

Oil and Gas Operations, page F-11

Capitalized Costs, page F-11

5.   We note you evaluate capitalized costs related to proved oil and gas properties,
        including wells and related equipment and facilities, for impairment, following
        the guidance of SFAS 144. In your disclosure, however, you state, "If
        undiscounted cash flows are insufficient to recover the net capitalized costs
        related to *proved* properties, then we recognize an impairment charge in income
        from operations equal to the difference between the net capitalized costs related to
        unproved properties and their estimated fair values based on the present value of
        the related future net cash flows." [Emphasis added.] It is unclear why your
        determination of any impairment charge for proved properties is based on the net
        capitalized costs of your unproved properties. Please see SFAS 144, paragraph 5,
        for further guidance. Accordingly, if your evaluation was based on the net
        capitalized costs related to unproved properties, please re-determine your
        impairment analysis utilizing the net capitalized costs related to proved properties
        and, if an impairment charge is required, adjust your financial statements
        accordingly. However, if your disclosure is incorrectly stated, please revise
        appropriately in future filings. Additionally, we noted a similar disclosure in your
        *Critical Accounting Policies and Estimates – Oil and Gas Activities – Successful
        Efforts* disclosure on page 32 which, in the event you revise this disclosure,
        should similarly be revised.

Note 5 – Line of Credit, page F-20

6.   In future filings, please disclose the specific terms of all material covenants in
        your debt agreements, including the required ratios as well as the actual ratios as
        of each reporting date, allowing readers to understand how much cushion there is
        between the required ratios and the actual ratios. Also, show the specific
        computations used to arrive at the actual ratios, clearly describing how "minimum
        modified ratio of current assets to current liabilities" and "EBITDAX" are
        determined, with reconciliations to corresponding U.S. GAAP amounts, if
        necessary. See Sections I.D and IV.C of the *SEC Interpretive Release No. 33-
        8350* and Question 10 of our *FAQ Regarding the Use of Non-GAAP Financial
        Measures*, dated June 13, 2003, for additional guidance. Please also disclose if
        there are any stated events of default which would permit the lenders to accelerate
        the debt, if not cured within applicable grace periods.

Note 7 – Income Taxes, page F-23

7.   Please tell us what consideration you gave to the accounting and disclosure
        requirements of FIN 48, and why you concluded that any uncertain tax positions
        did not require recognition, if true, and why all required disclosures were
        unnecessary.

Note 13 – Disclosures about Oil and Gas Producing Activities (unaudited), page F-28

8.   Your disclosure states, "[d]ownward revisions to proved reserves of 3,132 MMcfe
        are also the result of performance in Ozona Northeast and North Bald Prairie."
        Please further clarify the specific performance issues that caused this downward
        revision to proved reserves.

Exhibits 31.1 and 31.2

9.   We note that you have replaced the word "report" with the words "annual report"
        in several places in the certifications. Please revise your certifications in future
        filings to correspond exactly with the form of certification set forth in Item
        601(b)(31) of Regulation S-K. This comment also applies to your quarterly report
        on Form 10-Q for the quarter ended March 31, 2009.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Note 3 – Income Taxes, page 7

10.   We note you state the following in this disclosure, "Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income for the three months ended March 31, 2009 *due primarily to a change in our estimated income tax expense for the year ended December 31, 2008*…" [Emphasis added]. Please tell us the nature and magnitude of this change. In addition, clarify how you determined that you should account for the change as a change in estimate and not the correction of an error and how your determination complies with SFAS 154. Explain how your computation of income taxes for the quarter ended March 31, 2009 complies with FIN 18.

Signatures

11.   We note that you have included the signature of your President and Chief Executive Officer. However, General Instruction G of Form 10-Q indicates that the form should be signed "by a duly authorized officer of the registrant and by the principal financial or chief accounting officer of the registrant [emphasis added]." Please amend the filing to add the required signature of the principal financial or chief accounting officer.]

Schedule 14A Filed April 24, 2009

12.   Please confirm in writing that you will comply with comments 13 through 16 below in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

Compensation Discussion and Analysis, page 13

Deductibility of Executive Compensation, page 23

13.   We note your statement that "[you] believe that compensation paid under [y]our incentive plans is generally fully deductible for federal income tax purposes." Please advise us whether your restricted stock awards and annual cash incentive awards would be fully deductible if such awards resulted in compensation of more than $1 million. If such awards would not be fully deductible, please revise your disclosure to clarify that such awards would not be fully deductible.

Executive Compensation, page 24

14.   Please revise your disclosure to provide a narrative description of any material factors necessary to an understanding of the information disclosed in your summary compensation table or grants of plan-based awards table. See Item 402(e) of Regulation S-K. For example, please describe the "bonus" granted in 2007 to each of your named executive officers that you disclose in your summary compensation table.

Grants of Plan-Based Awards for Year Ended December 31, 2008, page 25

15.   It appears that your 2008 annual incentive awards would be considered non-equity incentive plan awards. See Instruction (6)(iii) to Item 402(a)(3) of Regulation S-K. Please provide the disclosure required by Item 402(d) of Regulation S-K with respect to such awards.

Certain Relationships and Related Party Transactions, page 30

16.   Please disclose the standards to be applied by your audit committee in its review, approval or ratification of related party transactions. See Item 404(b)(1)(ii) of Regulation S-K.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donald F. Delaney, at (202) 551-3863, or Christopher J. White, Branch Chief, at (202) 551-3461, if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson, at (202) 551-3237, Laura Nicholson, at (202) 551-3584, or me, at (202) 551-3740, with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director